UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 )*

Catabasis Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

14875P107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14875P107	Page 2 of 9

1.	Name of Reporting Persons Advanced Technology Ventures VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,133,943[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,133,943[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,133,943[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.9%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]	This Schedule 13G is being filed by Advanced Technology Ventures VIII, L.P. (“ATV VIII”) and ATV Associates VIII, L.L.C. (“ATVA VIII”), the general partner of ATV VIII.

[2]	Consists of shares held directly by ATV VIII.

[3]	This percentage is calculated based upon 23,083,177 shares of the Issuer’s common stock outstanding as of October 31, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. 14875P107	Page 3 of 9

1.	Name of Reporting Persons ATV Associates VIII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,133,943[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,133,943[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,133,943[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.9%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]	This Schedule 13G is being filed by Advanced Technology Ventures VIII, L.P. (“ATV VIII”) and ATV Associates VIII, L.L.C. (“ATVA VIII”), the general partner of ATV VIII.

[2]	Consists of shares held directly by ATV VIII.

[3]	This percentage is calculated based upon 23,083,177 shares of the Issuer’s common stock outstanding as of October 31, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. 14875P107	Page 4 of 9

Introductory Note: This Statement on Schedule 13G is filed on behalf of Advanced Technology Ventures VIII, L.P., a Delaware limited partnership (“ATV VIII”) and ATV Associates VIII, L.L.C., a Delaware limited liability company (“ATVA VIII”) in respect of shares of common stock of Catabasis Pharmaceuticals, Inc.

Item 1.

(a)	Name of Issuer

Catabasis Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices

One Kendall Square

Bldg. 1400E, Suite B14202

Cambridge, MA 02139

Item 2.

(a)	Name of Person Filing

Advanced Technology Ventures VIII, L.P.

ATV Associates VIII, L.L.C.

(b)	Address of Principal Business Office or, if none, Residence

500 Boylston Street, Suite 1380, Boston, MA 02116

(c)	Citizenship

Both of the entities are organized under the laws of Delaware.

(d)	Title of Class of Securities

Common Stock, $0.001 par value

(e)	CUSIP Number

14875P107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP No. 14875P107	Page 5 of 9

Item 4.	Ownership

(a)	Amount Beneficially Owned as of December 31, 2017:

Advanced Technology Ventures VIII, L.P.	1,133,943 (1)
ATV Associates VIII, L.L.C.	1,133,943 (1)

(b)	Percent of Class as of December 31, 2017:

Advanced Technology Ventures VIII, L.P.	4.9%
ATV Associates VIII, L.L.C.	4.9%

(c)	Number of shares as to which the person has, as of December 31, 2017:

(i)	Sole power to vote or to direct the vote

Advanced Technology Ventures VIII, L.P.	0
ATV Associates VIII, L.L.C.	0

(ii)	Shared power to vote or to direct the vote

Advanced Technology Ventures VIII, L.P.	1,133,943 (1)
ATV Associates VIII, L.L.C.	1,133,943 (1)

(v)	Sole power to dispose or to direct the disposition of

Advanced Technology Ventures VIII, L.P.	0
ATV Associates VIII, L.L.C.	0

(iv)	Shared power to dispose or to direct the disposition of

Advanced Technology Ventures VIII, L.P.	1,133,943 (1)
ATV Associates VIII, L.L.C.	1,133,943 (1)

(1)	These shares are owned directly by ATV VIII.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

CUSIP No. 14875P107	Page 6 of 9

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2018

ADVANCED TECHNOLOGY VENTURES VIII, L.P.
By:	ATV Associates VIII, L.L.C.

By:	/s/ Jean George
Name:	Jean George
Title:	Managing Director

ATV ASSOCIATES VIII, L.L.C.

By:	/s/ Jean George
Name:	Jean George
Title:	Managing Director

EXHIBITS

A:	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Catabasis Pharmaceuticals, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2018.

ADVANCED TECHNOLOGY VENTURES VIII, L.P.
By:	ATV Associates VIII, L.L.C.

By:	/s/ Jean George
Name:	Jean George
Title:	Managing Director

ATV ASSOCIATES VIII, L.L.C.

By:	/s/ Jean George
Name:	Jean George
Title:	Managing Director